UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2014.

or

☐	Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.

For the transition period from                      to                     .

Commission file number 1-02658

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stewart 401(k) Savings Plan

1980 Post Oak Blvd

Houston, TX 77056-3899

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stewart Information Services Corporation

(a Delaware Corporation)

74-1677330

1980 Post Oak Blvd

Houston, Texas 77056-3899

Telephone Number - Area Code (713) 625 -8100

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibit are filed for the Stewart 401(k) Savings Plan:

Reports of Independent Registered Public Accounting Firms

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2014 and 2013

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2014

Notes to Financial Statements - December 31, 2014 and 2013

Supplemental Schedule -

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2014

Signature

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

STEWART 401(k) SAVINGS PLAN

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

Stewart 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Stewart 401(k) Savings Plan (the Plan) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with generally accepted accounting principles in the United States of America.

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

Houston, Texas
June 29, 2015

STEWART 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
ASSETS:
Investments, at fair value	$297,887,130	$271,889,294
Noninterest - bearing cash	—	925,373
Receivables:
Notes receivable from plan participants	6,876,560	6,159,434
Employer contributions	20,945	—
Securities sales receivable	—	38,727

Total receivables	6,897,505	6,198,161

Total assets	304,784,635	279,012,828

LIABILITIES:
Securities purchases payable	263	964,101

Total liabilities	263	964,101

TOTAL NET ASSETS AVAILABLE FOR BENEFITS	$304,784,372	$278,048,727

See accompanying notes to financial statements.

STEWART 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

ADDITIONS TO NET ASSETS:
Contributions:
Plan participants	$21,927,350
Employer	7,698,044
Rollovers	12,896,857

Total contributions	42,522,251

Investment income:
Dividends, capital gains and interest	9,611,407
Net appreciation of investments	9,451,431

Total investment income	19,062,838

Interest on notes receivable from plan participants	274,783

Total additions to net assets	61,859,872

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	35,882,889
Administrative expenses	214,744

Total deductions from net assets	36,097,633

Net increase before transfers	25,762,239

Transfers to the Plan	973,406

Net increase in net assets available for benefits	26,735,645

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	278,048,727

End of year	$304,784,372

See accompanying notes to financial statements.

STEWART 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1) DESCRIPTION OF THE PLAN

The Stewart 401(k) Savings Plan (the Plan) is a defined contribution plan adopted effective January 1, 1986 and sponsored by Stewart Title Guaranty Company (STG). STG is a wholly owned subsidiary of Stewart Information Services Corporation (SISCO). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective May 1, 2014, the Plan changed its investment trustee and record keeper from Wells Fargo Bank of Texas, N.A. to Charles Schwab Bank and Schwab Retirement Plan Services, Inc. (Schwab) at the discretion of Plan management.

The Plan was administered by STG (the Plan Administrator) and Wells Fargo Bank of Texas, N.A. (Wells Fargo), the Plan’s trustee and record keeper from January 1, 2014 to April 30, 2014 and Schwab, the Plan’s trustee and record keeper from May 1, 2014 to December 31, 2014. An administrative committee of executives (the Administrative Committee) has been appointed by the Board of Directors of STG to assist with the responsibility for overseeing the operation of the Plan, including the monitoring of Wells Fargo and Schwab.

The following description of the Plan presented below provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	Employee Participation

The Plan is made available to eligible employees of STG and its affiliates (collectively the Company). All eligible employees, as defined by the Plan, are eligible to participate in the Plan immediately upon hire.

(b)	Contributions

Plan participants may defer up to fifty percent (50%) of considered compensation into the Plan, subject to certain limitations under the Internal Revenue Code (the IRC). A participant may make deferrals on a pretax basis (401(k) contributions) or after-tax basis (Roth 401(k) contributions), or a combination of both, which will be accounted for in separate accounts. Highly compensated participants may be required to reduce the amount of contributions made in order to permit the Plan to satisfy the nondiscrimination requirements of Sections 401(k) and (m) of the IRC. Participants may designate the extent to which such reductions are made from pretax or after-tax accounts, subject to certain limitations. As of December 31, 2014, excess contribution refunds were due to Plan participants in the amount of $164,043.

The Plan includes an automatic enrollment feature of three percent (3%) of the participant’s eligible compensation unless elected otherwise. Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, subject to certain limitations under the IRC.

The Company’s matching contribution is equal to fifty cents for each one dollar of considered compensation contributed up to a maximum of six percent (6%) of each participant’s considered compensation (pretax and after-tax), subject to a maximum defined by the Plan. The Company may utilize available forfeitures to offset matching contributions to the Plan.

The Plan allows for a Company discretionary contribution as determined annually by STG’s Board of Directors. The discretionary contribution, if any, shall be calculated quarterly or annually, as elected and allocated equally to all eligible participants, in accordance with the Plan’s provisions. The Company may utilize available forfeitures to offset discretionary contributions to the Plan. For the Plan year ended December 31, 2014, the Company did not make a discretionary contribution to the Plan.

Employees are permitted to rollover pretax or after-tax amounts with earnings held in other qualified plans or conduit individual retirement accounts (IRAs) into the Plan, subject to the provisions in the Plan document.

As a result of the Company’s acquisitions during 2014, former participants of the Bank of America 401(k) Plan and the DataQuick 401(k) Retirement Plan became eligible to participate in the Plan. Additionally, the Company supported a voluntary group rollover of eligible balances and loans from the sponsored plans into the Plan. A total of $4,189,941 in participant balances were rolled into the Plan and $973,406 in outstanding loans was transferred into the Plan during the year ended December 31, 2014, and is included on the statement of changes in net assets available for benefits.

(c)	Participant Accounts

Each participant’s account is credited with the elected deferral amount and allocations of (a) the Company’s employer matching contribution, (b) the Company’s discretionary contribution, if any, and (c) Plan earnings, and charged with an allocation of administrative expenses. Net investment income (loss) is allocated to each participant’s accounts daily based on the proportion that each participant’s account balance bears to the participant account balances in each investment fund.

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts is based on years of continuous service. A participant is one hundred percent (100%) vested after three (3) years of service.

(e)	Investment Options

Employees may elect to have their contributions allocated among various investment options offered by the Plan. As of December 31, 2014 and 2013, the Plan offers mutual funds (including target date funds), a common collective trust fund, and the SISCO Stock Fund as investment options. Certain limitations apply under the Plan.

The SISCO Stock Fund is invested primarily in SISCO common stock. Through April 30, 2014, the remaining portion of the fund is invested in the Wells Fargo Short Term Investment Fund S, a common collective trust fund, which is not available as an investment option in the Plan. On or after May 1, 2014, the remaining portion of the fund is invested in the State Street (SSgA) Government Money Market Fund, a common collective trust fund, which is not available as an investment option in the Plan. Wells Fargo and Schwab are entitled to exercise voting rights attributable to SISCO common stock allocated to accounts of participants and beneficiaries in accordance with the Plan.

(f)	Payment of Benefits

Participants in the Plan prior to January 1, 1989, are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death, disability or other termination of employment.

Participants in the Plan on or after January 1, 1989 are eligible to receive payment of the total account balance upon normal retirement at age sixty-five (65), death or disability or other termination of employment. Participants who have attained age 59 1⁄2 may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company in the form of an in-service distribution.

The Plan also provides for a hardship withdrawal of all or any portion of a participant’s vested accounts, subject to the provisions of the Plan.

Distributions may be paid in a lump sum or in installments, subject to the provisions of the Plan, including taxation. Participants with account balances greater than $5,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions. If the participants’ vested account balance is $5,000 or less, payment must be made in a lump-sum distribution. Direct rollovers from the Plan to an IRA or other qualified plan are permitted for pretax and after-tax accounts, subject to certain limitations.

(g)	Forfeited Accounts

As of December 31, 2014 and 2013, forfeited non-vested accounts totaled $372,364 and $89,783, respectively. These accounts may be used to pay Plan administrative expenses or may be used to offset future Company matching or discretionary contributions as determined allowable under the provisions of the Plan. During 2014, $88,467 was used to pay administrative expenses of the Plan.

(h)	Notes Receivable from Plan Participants

A participant may borrow a minimum of $1,000 up to a maximum amount equal to the lessor of $50,000 or fifty percent (50%) of the vested account balance, subject to the Plan’s provisions. The terms of the loan include interest at a commercially reasonable rate similar to the prime interest rate, as set quarterly by the Administrative Committee. Such earnings are shown as interest on notes receivable from Plan participants and is included in the statement of changes in net assets available for benefits.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP). Benefits are recorded when paid to participants.

(b)	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The New York Life Anchor Account is a fully benefit-responsive investment contract. Since the fair value of this contract also approximates its contract value, the statement of net assets available for benefits does not require a separate adjustment for reporting the Plan net assets on a contract value basis. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis and dividend and capital gain income is recorded on the ex-dividend date. Realized gains (losses) on investments sold during the year and unrealized appreciation (depreciation) of investments held at year end are combined and presented as net appreciation (depreciation) of investments. Certain other investment income is recorded and shown offset by related investment expenses.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments, such loans are considered delinquent loans, or delinquent participant notes receivable, as specified in the Plan. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document.

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(f)	Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements or are paid from available forfeitures, as determined allowable under the provisions of the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

(3) INVESTMENTS

The following table presents all Plan investments which exceed 5% of the Plan’s net assets at December 31, 2014 and 2013:

	2014		2013
Vanguard Institutional Index	$45,734,695		$—	*
Dodge & Cox Stock Fund	34,500,805		33,256,061
New York Life Anchor Account	26,861,149		—	*
JPMorgan SmartRetirement 2020	22,806,725		—	*
Vanguard Total Bond Market Index	20,803,974		—	*
JPMorgan SmartRetirement 2030	17,657,959		—	*
T. Rowe Price New America Growth	17,556,920		15,487,687
Vanguard Extended Market Index	16,989,795		—	*
Fidelity Spartan Intl. Index Fund	16,516,465		18,160,574
Wells Fargo Advantage Index Fund	—	*	40,605,474
Wells Fargo Advantage Cash Investment MM Fund	—	*	27,343,535
Wells Fargo Advantage Dow Jones Target 2020-R4	—	*	21,885,585
WF/Blackrock Bond Index	—	*	18,721,065
Dreyfus Small Cap Stock Index	—	*	17,348,704
Wells Fargo Advantage Dow Jones Target 2030-R4	—	*	16,342,227

*	presented for comparative purposes only

The following table presents the net appreciation (depreciation) of all Plan investments for the year ended December 31, 2014 by investment type:

Mutual funds	$7,549,863
Common stock	1,389,723
Common collective trust funds	511,845

Total net appreciation of investments	$9,451,431

During 2014, the Plan held an interest in the New York Life Anchor Account (SVF), a stable value fund that is a pooled account with New York Life Insurance Company, made available to participating plans through a group annuity contract. Contributions to the SVF are directed to a New York Life pooled separate account that invests primarily in a diversified portfolio of high-quality, fixed income securities, which are owned by New York Life Insurance Company. The SVF is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by New York Life, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer of the SVF. However, the Plan Administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.

The average yield in the SVF was approximately 2.14 percent for the year ended December 31, 2014. The average yield based on the actual interest rates credited to participants was approximately 1.69 percent for the year ended December 31, 2014. The crediting interest rate for these investment contracts is reset daily by the issuer but cannot be less than zero. The crediting interest rate is based upon a formula and is a function of timing of the cash flow activity, overall interest rates, the reinvestment of maturing proceeds and the impact of credit losses and impairments.

(4) FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to disclose transfers between levels based on valuations at the end of the reporting period. There were no transfers between Levels 1 and 2 as of December 31, 2014.

The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds -
Large equity funds	$80,235,500	$—	$—	$80,235,500
Small equity funds	24,323,477	—	—	24,323,477
Mid equity funds	17,830,998			17,830,998
International equity fund	16,516,465	—	—	16,516,465

Total equity funds	138,906,440	—	—	138,906,440

Balanced funds	60,518,585	—	—	60,518,585
Large growth fund	20,842,501	—	—	20,842,501
Mid growth funds	1,197,863	—	—	1,197,863
Bond funds	30,505,710	—	—	30,505,710
Retirement Income	8,276,860	—	—	8,276,860

Total mutual funds	260,247,959	—	—	260,247,959

Common stock	10,778,022	—	—	10,778,022
Common collective trust funds:
Stable value fund (a)	—	26,861,149	—	26,861,149

Total common collective trust funds	—	26,861,149	—	26,861,149

Total assets at fair value	$271,025,981	$26,861,149	$—	$297,887,130

The following table sets forth by level, within the ASC 820 fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Equity funds -
Large equity funds	$73,861,535	$—	$—	$73,861,535
Small equity funds	41,448,813	—	—	41,448,813
International equity fund	18,160,574	—	—	18,160,574

Total equity funds	133,470,922	—	—	133,470,922

Balanced funds	58,538,201	—	—	58,538,201
Large growth funds	15,487,687	—	—	15,487,687
Money market funds	27,343,535	—	—	27,343,535
Fixed income fund	8,150,262	—	—	8,150,262

Total mutual funds	242,990,607	—	—	242,990,607

Common stock	10,177,622	—	—	10,177,622
Common collective trust funds:
Fixed income fund (b)	—	18,721,065	—	18,721,065

Total common collective trust funds	—	18,721,065	—	18,721,065

Total assets at fair value	$253,168,229	$18,721,065	$—	$271,889,294

(a)	This category represents a stable value fund that seeks to provide a low-risk stable investment, offering competitive yields and limited volatility, with guarantee of principal and accumulated interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals and transfers resulting from certain events, including employer initiated events may limit the ability of the fund to transact at contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at contract value is probable. Further, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.
(b)	This category represents a common collective trust that seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Barclays Government/Credit Bond Index. The Fund is an index fund that invests in the debt securities of companies that compose the Index. The Fund will pursue its objective through investment in one or more underlying collective investment funds maintained by BlackRock Institutional Trust Company, N.A. At December 31, 2013, there were no redemption restrictions on this fund.

(5) PLAN TERMINATION

The Plan Administrator has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Plan Administrator has expressed no intent to terminate the Plan. In the event of Plan termination, the net assets would be allocated among the participants and beneficiaries of the Plan in accordance with the provisions of the Plan.

(6) RELATED-PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective trust funds managed by the trustee of the Plan. Fees paid by the Plan for investment management were included as a reduction of the return earned on each fund and are included in net appreciation in fair value of the investment. Certain Plan investments held are shares of SISCO common stock. Transactions with the trustee, the Company and SISCO may be party-in-interest transactions and may be covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

(7) TAX STATUS

Effective May 1, 2014, the Plan adopted a nonstandardized prototype defined contribution profit sharing plan with Internal Revenue Code Section 401(k) Cash or Deferred Arrangement (CODA) which received a favorable opinion letter from the Internal Revenue Service dated May 23, 2008. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

US GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(8) SUBSEQUENT EVENTS

The assets of the Wetzel Trott, Inc. 401(k) Plan and Stewart Title & Trust of Phoenix, Inc. Retirement Plan were transferred into the Plan on February 19, 2015 and May 15, 2015, respectively. The assets transferred in totaled approximately $8 million dollars.

STEWART 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 74-0924290             Plan Number: 002

December 31, 2014

Party- in- interest	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost		Current value

	New York Life	Anchor Account		**	$26,861,149
	JPMorgan Funds	SmartRetirement Income		**	8,276,860
	JPMorgan Funds	SmartRetirement 2015		**	687,886
	JPMorgan Funds	SmartRetirement 2020		**	22,806,725
	JPMorgan Funds	SmartRetirement 2025		**	1,903,603
	JPMorgan Funds	SmartRetirement 2030		**	17,657,959
	JPMorgan Funds	SmartRetirement 2035		**	1,498,207
	JPMorgan Funds	SmartRetirement 2040		**	11,723,222
	JPMorgan Funds	SmartRetirement 2045		**	619,437
	JPMorgan Funds	SmartRetirement 2050		**	3,506,737
	JPMorgan Funds	SmartRetirement 2055		**	114,809
	Invesco AIM Investment Services, Inc.	Small Cap Growth Fund - Class I		**	10,256,370
	Dodge & Cox Funds	Stock Fund		**	34,500,805
	Eagle Funds	Eagle Mid Cap Growth		**	1,197,863
	Goldman Sachs Funds	Small Cap Value Fund		**	14,067,107
	American Funds	Europacific Growth		**	3,285,581
	T Rowe Price	New America Growth		**	17,556,920
	Fidelity Investments	Advisor Spartan International Fund - Class I		**	16,516,465
	Metropolitan West Funds	Metropolitan West TTL Return Bond		**	1,610,938
	MFS Series Trust Funds	MFS Mid Cap Value		**	841,203
	PIMCO	PIMCO Total Return Fund		**	2,756
	Vanguard	Extended Market Index		**	16,989,795
	Vanguard	Institutional Index		**	45,734,695
	Vanguard	Short-term Grade Ins		**	8,088,042
	Vanguard	Bond Market Index		**	20,803,974
*	Stewart Information Services Corporation	Common Stock		**	10,778,022

	Total investments				297,887,130
*	Notes receivables from plan participants	Interest rates from 3.25% to 9.00%		**	6,876,560

					$304,763,690

*	A party-in-interest as defined by ERISA.
**	Cost information is not required as these assets are participant-directed.

See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Stewart 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2015

By:	/s/ Susan McLauchlan
Susan McLauchlan, Chief Human Resources Officer and Chairman - Administrative Committee of the Stewart 401(k) Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Weaver and Tidwell, LLP to the incorporation by reference into the Registration Statement (File No. 033-196389) on Form S-8 of Stewart Information Services Corporation of its report, dated June 29, 2015, with respect to the audited financial statements of the Stewart 401(k) Savings Plan as of December 31, 2014.